

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 13, 2017

<u>Via E-mail</u>
Benedict Broennimann, M.D.
Co-Chief Executive Officer
Hancock Jaffe Laboratories, Inc.
70 Doppler
Irvine, California 92618

> **Re:** **Hancock Jaffe Laboratories, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 5, 2017**
> **File No. 333-220372**

Dear Dr. Broennimann:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2017 letter.

<u>We are subject to certain negative covenants set forth in the Notes, page 12</u>

1.   Clarify if the material covenants mentioned in the second paragraph of this risk factor are the same as the negative covenants described in the first paragraph of this risk factor. Please also make similar disclosure in the fifth paragraph on page 60. If there are different material covenants, please disclose those in an appropriate location in your prospectus.

<u>Use of Proceeds, page 48</u>

2.   File as an exhibit the note issued to Leman Cardiovascular S.A. Also, tell us how you intend to satisfy your remaining obligations under that note and revise your disclosure as appropriate. Disclose under "Liquidity and Capital Resources" whether you believe that

the net proceeds from your offering after intended uses, together with the cash generated from operations and your current cash and cash equivalents, will be sufficient to meet your anticipated operating liquidity and capital resources requirements for at least the twelve months following your offering.

You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Michael A. Hedge, Esq.
        K&L Gates LLP